Notice to ASX/LSE Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP) As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMRs / KMPs to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE). Rio Tinto Equity Incentive Plan 2018 (EIP) Bonus Deferral Awards (BDA) and Performance Share Awards (PSA) Consistent with the terms of our remuneration policy, the People & Remuneration Committee has approved a partial deferral of the 2025 annual bonus for members of the Executive Committee to be delivered as BDA. Grants of BDA are made under the EIP over either Rio Tinto plc shares or Rio Tinto Limited shares (shares). These awards will vest on 1 December 2028. PSA are also granted under the EIP and provides participants with the conditional right, subject to performance conditions being met, to receive shares. The 2026 PSA will be measured against two performance conditions; a Total Shareholder Return (TSR) measure and a strategic scorecard related measure, after three years followed by a two-year holding period. The following share awards were granted on 19 March 2026: Rio Tinto plc Rio Tinto Limited PDMR/KMP No. of shares awarded as BDA No. of shares awarded as PSA No. of shares awarded as BDA No. of shares awarded as PSA Trott, Simon 10,484 146,011 - - Cunningham, Peter 6,885 83,518 - - Holcz, Matthew - - 1,793 58,101 Jackson, Katie 5,535 73,223 - - Pécresse, Jérôme 8,651 82,859 - - FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release. LEI: 529900X2VMAQT2PE0V24 20 March 2026 EXHIBIT 99.13

Notice to ASX/LSE 2 / 2 Contacts Please direct all enquiries to media.enquiries@riotinto.com Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493 Media Relations, Australia Matt Chambers M +61 433 525 739 Alyesha Anderson M +61 434 868 118 Rachel Pupazzoni M +61 438 875 469 Bruce Tobin  M +61 419 103 454 Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152 Media Relations, US & Latin America Jesse Riseborough M +1 202 394 9480 Investor Relations, United Kingdom Rachel Arellano M +44 7584 609 644 David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Weiwei Hu M +44 7825 907 230 Investor Relations, Australia Tom Gallop M +61 439 353 948 Eddie Gan-Och M +61 477 599 714 riotinto.com This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company Secretary. Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885 Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404